Exhibit 4.31

Credit Suisse

CREDIT SUISSE AG
	St. Alban-Graben 1-3	Phone +41 61 266 76 89
	P.O. Box	Fax +41 61 266 79 39
	CH-4002 Basel	www.credit-suisse.com

Corporate & Institutional Clients
Ship Finance, SGBB 42
BY TELEFAX
Natalie Kranz	FreeSeas Inc.
+41 61 266 79 10	Attn. Mr. Ion Varouxakis
Natalie.kranz@credit-suisse.com	10 Eleftheriou Venizelou str.
(Panepistimiou Ave),
106 71 Athens

Fax: +30 210 429 1010

February 2nd, 2012

Facility Agreement dated 24 December 2007, for a revolving credit facility of up to $91,000,000 as amended

Dear Mr. Varouxakis,

We, Credit Suisse AG, refer to the Facilities Agreement dated 24 December 2007 as amended and restated on 26 June 2008 by (a) a supplemental agreement dated 26 June 2008 and as further amended and supplemented by (b) 2 supplemental letters dated 23 March 2009 and 27 November 2009 respectively, (c) a fourth supplemental agreement dated 15 July 2011, (d) a letter/agreement dated 4 August 2011, (e) a letter/agreement dated 6 September 2011, (f) a letter/agreement dated 19 September 2011, (g) a letter/agreement dated 4 October 2011, (h) a letter/agreement dated 17 October 2011, (i) a letter/agreement dated 24 October 2011, (j) a letter/agreement dated 31 October 2011 and (k) a fifth supplemental agreement dated 7 November 2011 and as may be further amended from time to time, pursuant to which we, as Bank, agreed to make available to you, as Borrower, a reducing revolving credit facility of up to $91,000,000 (together, the “Facilities Agreement”).

Capitalised terms defined in the Facilities Agreement shall have the same meaning in this letter, unless the context otherwise requires. References in this letter to “$”, are to United States Dollars. References to any “clause”, are references to clauses in the Facilities Agreement unless otherwise stated.

Amounts overdue and falling due:

Pursuant to the Facilities Agreement, the amount of $700’000 (comprising the reductions in the amount of $437’500 for the Initial Tranche and $262’500 for the additional Tranche, and together the “January Reduction Amount”) was due and payable on 31 January 2012.

Further, the amount of $348’435.94 representing interest per the interest notifications no. 51358 and no. 51795 both dated 23 January 2012 will be due and payable on 8 February 2012 (the “February Interest Payment”).

Credit Suisse

In addition to the February Interest Payment, the amount of $6’923.01 representing interest per the interest notifications no. 51496 and no. 51437 will be due and payable on 8 February 2012 (the “Immediate Interest Payment”).

Deferral:

Pursuant to your request and subject always to no Event of Default having occurred by you to indicate your acceptance of its terms, we hereby agree to defer the payment of certain of the above amounts on the following terms:

1.	the January Reduction Amount (for the avoidance of doubt in the aggregate amount of $700’000) shall be paid on 30 April 2012;

2.	for the avoidance of doubt and notwithstanding the instalment payment method below for the interest otherwise due and payable on 8 February 2012, interest will accrue on the January Reduction Amount in accordance with the terms of the Facility Agreement during the deferral and until the date upon which the sum is paid in full;

3.	the February Interest Payment (for the avoidance of doubt in the aggregate amount of $348’435.94) shall be paid in two instalments as follows:

a.	$146’898.44 shall be paid on 8 February 2012; and

b.	$201’537.50 shall be paid on 30 April 2012; and

4.	on the occurrence of an Event of Default the above deferral shall immediately cease to be effective and both (i) the January Reduction Amount together with interest thereon and (ii) (if such Event of Default occurs on or after 8 February 2012) the February Interest Payment, shall become immediately due and payable in full.

For the avoidance of doubt, the Immediate Interest Payment shall in no way be deferred or payable by instalments and shall be paid in full on its due date of 8 February 2012.

We reserve all our other rights, whether arising under the Facilities Agreement, any interest notification or otherwise. This letter and any non-contractual obligations associated with it are governed by English law.

Yours faithfully

Credit Suisse AG

/s/ Raphael Neuner	/s/ Natalie Kranz
Raphael Neuner	Natalie Kranz